Exhibit 99.106

April 26, 2017

CONSENT OF DAVID ROSS

In connection with the technical information attributed to the undersigned in the following reports, each of which are included in the registration statement on Form 40-F being filed by NexGen Energy Ltd. with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name in the 40-F, or the information derived from the following reports or documents into the registration statement on Form 40-F.

1)	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada”, dated April 13, 2016; and

2)	Technical Report Entitled “Technical Report on the Rook I Property, Saskatchewan, Canada” dated March 31, 2017.

(Signed) “David A. Ross”
David A. Ross, M.Sc., P.Geo.
Director of Resource Estimation and Principal Geologist
Roscoe Postle Associates Inc.

RPA 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907	www.rpacan.com